UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69660 /May 30, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15202

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In the Matter of

ADVANCED ID CORP.,	:	
AEON HOLDINGS, INC. (n/k/a BCM	:	ORDER MAKING FINDINGS AND
ENERGY PARTNERS, INC.),	:	REVOKING REGISTRATION OF
BEIJING CENTURY HEALTH MEDICAL, INC.,	:	AEON HOLDINGS, INC. (N/K/A
CHINA AGRICORP, INC.,	:	BCM ENERGY PARTNERS, INC.)
DRAGON INTERNATIONAL GROUP CORP.,	:	BY DEFAULT
ENDEVCO, INC.,	:	
ELECTRONIC KOURSEWARE	:	
INTERNATIONAL, INC.,	:	
ENSIGN SERVICES, INC., and	:	
ETELCHARGE.COM, INC.	:	

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      On February 6, 2013, the Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that Respondents have securities registered with the Commission and have not filed periodic reports required by Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Respondents were served with the OIP by February 20, 2013. I held a prehearing conference on March 1, 2013, at which the Division of Enforcement (Division) stated it expected Electronic Kourseware International, Inc. (Electronic Kourseware), to settle the allegations. On March 5, 2013, I issued an Order Making Findings and Revoking Registrations of Seven Respondents by Default (Order). Advanced ID Corp., Exchange Act Release No. 69035.

      At the prehearing conference, Aeon Holdings, Inc. (n/k/a BCM Energy Partners, Inc.) (BCM Energy), admitted it had securities registered with the Commission and had not filed required periodic reports, but its three representatives - David Beach (Beach), James Leach, and Charles Matthews - stated they had retained a new audit firm and expected to file the missing periodic reports soon. Tr. 5-6. I granted the Division leave to file a Motion for Summary Disposition (Motion) and set out a procedural schedule for a motion, reply, and rebuttal, concluding on May 10, 2013. See 17 C.F.R. § 201.250; Advanced ID Corp., Exchange Act Release No. 69035 (Mar. 5, 2013). I stated that I would wait until the end of May before ruling on the Motion to allow BCM Energy an opportunity to file the missing periodic reports. Tr. 13.

The Division filed a Motion on April 5, 2013. BCM Energy did not file a reply or file any missing periodic reports; instead, on April 24, 2013, BCM Energy filed a Form 15, Certification and Notice of Termination of Registration Under Section 12(g) of the Exchange Act or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Exchange Act. On the Form 15, BCM Energy indicated that it relied on Rules 12h-3(b)(1)(i) and (ii) to terminate or suspend the duty to file reports. My review of Rule 12h-3(b), Suspension of Duty to File Reports Under Section 15(d), causes me to conclude that the filing does not resolve the allegations in the OIP as to BCM Energy. See 17 C.F.R. § 240.12h-3(b).

BCM Energy admitted that the allegations in the OIP are true. Tr. 5. BCM Energy is in default because it failed to respond to a dispositive motion or otherwise defend the proceeding. I find the allegations set out in the OIP to be true. See 17 C.F.R. § 201.155(a).

Findings of Fact and Conclusions of Law

BCM Energy, Central Index Key No. 1343257, is a Delaware corporation located in Houston, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). BCM Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011,[1] which reported a net loss of over $369,000 for the prior three months. Tr. 9. As of February 1, 2013, the company's stock, symbol "BCME," was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). BCM Energy is delinquent in its periodic filings and failed to heed delinquency letters sent by the Division of Corporation Finance requesting compliance or, through its failure to maintain a valid address on file with the Commission, did not receive such letters.

BCM Energy has failed to comply with Exchange Act Section 13(a) and Exchange Act Rules 13a-1 or 13a-13. Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, .13a-13. I find it necessary and appropriate for the protection of investors to revoke the registration of each class of BCM Energy's registered securities.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Aeon Holdings, Inc. (n/k/a BCM Energy Partners, Inc.), is revoked. The Division will notify this office on June 17, 2013, whether or not Electronic Kourseware has submitted a signed Offer of Settlement.

Brenda P. Murray
Chief Administrative Law Judge

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[1] The Division acknowledged that the March 31, 2001, date in the OIP was an error. Tr. 9.